No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 5, 2020, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal first quarter ended June 30, 2020.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) announces its forecast for consolidated financial results for the fiscal year ending March 31, 2021, which the Company was unable to provide on the occasion of the Fiscal 2020 consolidated financial results on May 12, 2020.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 5, 2020, resolved to make a distribution of surplus (quarterly dividends), the record date of which is June 30, 2020, and the amount of the projected dividend per share of common stock for the year ending March 31, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 6, 2020

August 5, 2020

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2020

Tokyo, August 5, 2020 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2020.

First Quarter Results

The spread of coronavirus disease 2019 (COVID-19) has caused the global economic slowdown and also has affected Honda’s consolidated financial results for the three months ended June 30, 2020.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs.

Honda’s consolidated sales revenue for the three months ended June 30, 2020 decreased by 46.9%, to JPY 2,123.7 billion from the same period last year, due mainly to decreased sales revenue in all business operations. Operating loss was JPY 113.6 billion, a decrease of JPY 366.1 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses. Loss before income taxes was JPY 73.4 billion, a decrease of JPY 363.2 billion from the same period last year. Loss for the period attributable to owners of the parent was JPY 80.8 billion, a decrease of JPY 253.1 billion from the same period last year.

Loss per share attributable to owners of the parent for the period amounted to JPY 46.84, a decrease of JPY 144.76 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated Statements of Financial Position for the Fiscal First Quarter Ended June 30, 2020

Total assets decreased by JPY 349.7 billion, to JPY 20,111.7 billion from March 31, 2020 due mainly to a decrease in receivables from financial services, cash and cash equivalents as well as property, plant and equipment, despite an increase in inventories. Total liabilities decreased by JPY 200.6 billion, to JPY 11,974.8 billion from March 31, 2020 due mainly to a decrease in trade payables, accrued expenses as well as deferred tax liabilities, despite increased financing liabilities. Total equity decreased by JPY 149.1 billion, to JPY 8,136.9 billion from March 31, 2020 due mainly to a decrease in retained earnings attributable to loss for the period.

Consolidated Statements of Cash Flows for the Fiscal First Quarter Ended June 30, 2020

Consolidated cash and cash equivalents on June 30, 2020 decreased by JPY 64.5 billion from March 31, 2020, to JPY 2,607.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash used in operating activities amounted to JPY 71.7 billion of cash outflows. Cash outflows from operating activities increased by JPY 267.3 billion from the same period last year, due mainly to a decrease in cash received from customers, despite decreased payments for parts and raw materials.

Net cash used in investing activities amounted to JPY 109.3 billion of cash outflows. Cash outflows from investing activities decreased by JPY 58.8 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets as well as decreased payments for additions to property, plant and equipment.

Net cash provided by financing activities amounted to JPY 111.9 billion of cash inflows. Cash inflows from financing activities increased by JPY 195.7 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2021

Honda was unable to provide a reasonably calculated forecast of the consolidated financial results for the fiscal year ending March 31, 2021, due to impacts relating to the spread of COVID-19. However, based on various factors such as recent environment and trends in Honda’s financial results, Honda projects consolidated results for the fiscal year ending March 31, 2021 to be as shown below:

Fiscal year ending March 31, 2021

	Yen (billions)	Changes from FY 2020
Sales revenue	12,800.0	- 14.3%
Operating profit	200.0	- 68.4%
Profit before income taxes	365.0	- 53.8%
Profit for the year	195.0	- 61.8%
Profit for the year attributable to owners of the parent	165.0	- 63.8%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	95.56

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 106 for the full year ending March 31, 2021.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2021 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 461.6
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 51.0
SG&A expenses	+ 104.0
R&D expenses	- 47.0
Currency effect	- 80.0

Operating profit compared with fiscal year ended March 31, 2020	- 433.6

Share of profit of investments accounted for using the equity method	+ 0.7
Finance income and finance costs	+ 7.9

Profit before income taxes compared with fiscal year ended March 31, 2020	- 424.9

Dividend per Share of Common Stock

The dividend forecast for the fiscal year ending March 31, 2021 was undetermined, as Honda was unable to provide a reasonably calculated forecast of the consolidated financial results for the fiscal year ending March 31, 2021, due to impacts relating to the spread of COVID-19. However, based on the forecast of the consolidated financial results for the fiscal year ending March 31, 2021 as shown above, Honda hereby provides the dividend forecast for the fiscal year ending March 31, 2021, as below.

Fiscal first quarter dividend is JPY 11 per share of common stock.

The Company expects to distribute quarterly cash dividends of JPY 11 per share for each quarter for the fiscal year ending March 31, 2021. As a result, total cash dividends for the fiscal year ending March 31, 2021 are expected to be JPY 44 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2020 and June 30, 2020

	Yen (millions)
	Mar. 31, 2020	Jun. 30, 2020
Assets
Current assets:
Cash and cash equivalents	2,672,353	2,607,760
Trade receivables	633,909	609,222
Receivables from financial services	1,878,358	1,684,860
Other financial assets	190,053	176,902
Inventories	1,560,568	1,651,700
Other current assets	365,769	334,919

Total current assets	7,301,010	7,065,363

Non-current assets:
Investments accounted for using the equity method	655,475	675,141
Receivables from financial services	3,282,807	3,262,447
Other financial assets	441,724	469,325
Equipment on operating leases	4,626,063	4,587,433
Property, plant and equipment	3,051,704	2,991,499
Intangible assets	760,434	772,428
Deferred tax assets	132,553	87,384
Other non-current assets	209,695	200,714

Total non-current assets	13,160,455	13,046,371

Total assets	20,461,465	20,111,734

Liabilities and Equity
Current liabilities:
Trade payables	958,469	781,767
Financing liabilities	3,248,457	3,334,751
Accrued expenses	449,716	372,092
Other financial liabilities	209,065	221,456
Income taxes payable	43,759	41,489
Provisions	287,175	267,787
Other current liabilities	593,447	530,972

Total current liabilities	5,790,088	5,550,314

Non-current liabilities:
Financing liabilities	4,221,229	4,308,804
Other financial liabilities	303,570	302,042
Retirement benefit liabilities	578,909	588,867
Provisions	238,439	245,811
Deferred tax liabilities	698,868	638,493
Other non-current liabilities	344,339	340,495

Total non-current liabilities	6,385,354	6,424,512

Total liabilities	12,175,442	11,974,826

Equity:
Common stock	86,067	86,067
Capital surplus	171,823	171,811
Treasury stock	(273,940)	(273,817)
Retained earnings	8,142,948	8,013,714
Other components of equity	(114,639)	(113,535)

Equity attributable to owners of the parent	8,012,259	7,884,240
Non-controlling interests	273,764	252,668

Total equity	8,286,023	8,136,908

Total liabilities and equity	20,461,465	20,111,734

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2019 and 2020

	Yen (millions)
	Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020
Sales revenue	3,996,253	2,123,775
Operating costs and expenses:
Cost of sales	(3,166,483)	(1,769,299)
Selling, general and administrative	(407,449)	(305,253)
Research and development	(169,852)	(162,914)

Total operating costs and expenses	(3,743,784)	(2,237,466)

Operating profit (loss)	252,469	(113,691)

Share of profit of investments accounted for using the equity method	44,230	39,994
Finance income and finance costs:
Interest income	14,195	4,595
Interest expense	(3,595)	(1,833)
Other, net	(17,488)	(2,498)

Total finance income and finance costs	(6,888)	264

Profit (loss) before income taxes	289,811	(73,433)
Income tax expense	(100,219)	(6,546)

Profit (loss) for the period	189,592	(79,979)

Profit (loss) for the period attributable to:
Owners of the parent	172,302	(80,871)
Non-controlling interests	17,290	892

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	97.92	(46.84)

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2019 and 2020

	Yen (millions)
	Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020
Profit (loss) for the period	189,592	(79,979)
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(6,348)	4,209
Share of other comprehensive income of investments accounted for using the equity method	(825)	529
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	110	56
Exchange differences on translating foreign operations	(129,218)	8,819
Share of other comprehensive income of investments accounted for using the equity method	(14,259)	(5,193)

Total other comprehensive income, net of tax	(150,540)	8,420

Comprehensive income for the period	39,052	(71,559)

Comprehensive income for the period attributable to:
Owners of the parent	28,277	(79,767)
Non-controlling interests	10,775	8,208

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2019

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the period
Profit (loss) for the period				172,302		172,302	17,290	189,592
Other comprehensive income, net of tax					(144,025)	(144,025)	(6,515)	(150,540)

Total comprehensive income for the period				172,302	(144,025)	28,277	10,775	39,052
Reclassification to retained earnings				(2)	2	—		—
Transactions with owners and other
Dividends paid				(49,287)		(49,287)	(44,226)	(93,513)
Purchases of treasury stock			(3)			(3)		(3)
Disposal of treasury stock			79			79		79
Share-based payment transactions		78				78		78

Total transactions with owners and other		78	76	(49,287)		(49,133)	(44,226)	(93,359)

Other changes				176		176		176

Balance as of June 30, 2019	86,067	171,538	(177,751)	8,096,826	70,360	8,247,040	264,619	8,511,659

For the three months ended June 30, 2020
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the period
Profit (loss) for the period				(80,871)		(80,871)	892	(79,979)
Other comprehensive income, net of tax					1,104	1,104	7,316	8,420

Total comprehensive income for the period				(80,871)	1,104	(79,767)	8,208	(71,559)
Transactions with owners and other
Dividends paid				(48,363)		(48,363)	(31,555)	(79,918)
Purchases of treasury stock			(1)			(1)		(1)
Disposal of treasury stock			124			124		124
Share-based payment transactions		(12)				(12)		(12)
Equity transactions and others							2,251	2,251

Total transactions with owners and other		(12)	123	(48,363)		(48,252)	(29,304)	(77,556)

Balance as of June 30, 2020	86,067	171,811	(273,817)	8,013,714	(113,535)	7,884,240	252,668	8,136,908

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2019 and 2020

	Yen (millions)
	Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020
Cash flows from operating activities:
Profit (loss) before income taxes	289,811	(73,433)
Depreciation, amortization and impairment losses excluding equipment on operating leases	170,016	149,419
Share of profit of investments accounted for using the equity method	(44,230)	(39,994)
Finance income and finance costs, net	(9,127)	6,752
Interest income and interest costs from financial services, net	(32,344)	(28,354)
Changes in assets and liabilities
Trade receivables	9,919	33,546
Inventories	(12,930)	(91,946)
Trade payables	(53,045)	(134,776)
Accrued expenses	(34,712)	(87,180)
Provisions and retirement benefit liabilities	10,907	9,395
Receivables from financial services	6,582	199,194
Equipment on operating leases	(53,086)	16,833
Other assets and liabilities	(83,469)	(35,335)
Other, net	1,866	(2,402)
Dividends received	26,632	5,468
Interest received	73,532	58,567
Interest paid	(32,873)	(27,577)
Income taxes paid, net of refunds	(37,861)	(29,945)

Net cash provided by (used in) operating activities	195,588	(71,768)
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(97,415)	(84,090)
Payments for additions to and internally developed intangible assets	(58,172)	(50,151)
Proceeds from sales of property, plant and equipment and intangible assets	7,885	3,231
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	2,230
Payments for acquisitions of investments accounted for using the equity method	(2,401)	—
Payments for acquisitions of other financial assets	(60,055)	(38,460)
Proceeds from sales and redemptions of other financial assets	42,018	57,920

Net cash used in investing activities	(168,140)	(109,320)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,049,304	2,847,881
Repayments of short-term financing liabilities	(2,318,708)	(2,687,827)
Proceeds from long-term financing liabilities	494,872	405,004
Repayments of long-term financing liabilities	(219,727)	(376,788)
Dividends paid to owners of the parent	(49,287)	(48,363)
Dividends paid to non-controlling interests	(22,967)	(9,282)
Purchases and sales of treasury stock, net	76	123
Repayments of lease liabilities	(17,400)	(18,291)
Other, net	2	(555)

Net cash provided by (used in) financing activities	(83,835)	111,902
Effect of exchange rate changes on cash and cash equivalents	(46,546)	4,593

Net change in cash and cash equivalents	(102,933)	(64,593)
Cash and cash equivalents at beginning of year	2,494,121	2,672,353

Cash and cash equivalents at end of period	2,391,188	2,607,760

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the three months ended June 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	533,018	2,694,478	688,401	80,356	3,996,253	—	3,996,253
Intersegment	—	55,662	3,624	4,888	64,174	(64,174)	—

Total	533,018	2,750,140	692,025	85,244	4,060,427	(64,174)	3,996,253

Segment profit (loss)	69,873	120,375	65,782	(3,561)	252,469	—	252,469

Segment assets	1,500,514	8,104,744	10,076,682	338,134	20,020,074	286,628	20,306,702
Depreciation and amortization	17,072	146,891	206,866	3,579	374,408	—	374,408
Capital expenditures	13,552	101,076	576,451	3,058	694,137	—	694,137
As of and for the three months ended June 30, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	274,222	1,209,923	575,834	63,796	2,123,775	—	2,123,775
Intersegment	—	45,800	3,168	4,441	53,409	(53,409)	—

Total	274,222	1,255,723	579,002	68,237	2,177,184	(53,409)	2,123,775

Segment profit (loss)	11,202	(195,888)	71,568	(573)	(113,691)	—	(113,691)

Segment assets	1,386,342	7,641,611	10,202,227	352,249	19,582,429	529,305	20,111,734
Depreciation and amortization	16,775	126,793	206,150	3,888	353,606	—	353,606
Capital expenditures	8,550	89,371	396,701	2,082	496,704	—	496,704

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2019 and 2020 amounted to JPY 551,689 million and JPY 820,941 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	594,300	2,213,126	155,392	844,102	189,333	3,996,253	—	3,996,253
Inter-geographic areas	556,455	102,919	50,838	175,163	1,943	887,318	(887,318)	—

Total	1,150,755	2,316,045	206,230	1,019,265	191,276	4,883,571	(887,318)	3,996,253

Operating profit (loss)	36,672	102,701	2,600	97,961	8,479	248,413	4,056	252,469

Assets	4,766,236	11,200,662	639,831	3,043,833	619,899	20,270,461	36,241	20,306,702
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,922,170	4,653,618	94,351	673,137	142,292	8,485,568	—	8,485,568
As of and for the three months ended June 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	471,450	1,061,689	90,628	444,317	55,691	2,123,775	—	2,123,775
Inter-geographic areas	295,730	78,816	14,109	89,674	524	478,853	(478,853)	—

Total	767,180	1,140,505	104,737	533,991	56,215	2,602,628	(478,853)	2,123,775

Operating profit (loss)	(61,934)	(77,886)	4,854	23,303	(5,576)	(117,239)	3,548	(113,691)

Assets	4,712,594	11,123,120	682,541	2,799,058	473,595	19,790,908	320,826	20,111,734
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,991,617	4,672,911	57,515	661,518	106,492	8,490,053	—	8,490,053

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2019 and 2020 amounted to JPY 551,689 million and JPY 820,941 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

August 5, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Forecast for Consolidated Financial Results

for the Fiscal Year Ending March 31, 2021

Honda Motor Co., Ltd. (the “Company”) announces its forecast for consolidated financial results for the fiscal year ending March 31, 2021, which the Company was unable to provide on the occasion of the Fiscal 2020 consolidated financial results on May 12, 2020.

Particulars

Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2021

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced (A)	—	—	—	—	—	—
Forecast on August 5, 2020	12,800,000	200,000	365,000	195,000	165,000	95.56
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2020	14,931,009	633,637	789,918	509,932	455,746	260.13

Basis for this Timing of Announcement of the Forecast

The Company was unable to provide a reasonably calculated forecast for consolidated financial results for the fiscal year ending March 31, 2021, due to the impacts relating to the spread of coronavirus disease 2019 (COVID-19). However, based on various factors such as recent environment and trends in the Company’s financial results, the Company hereby announces its forecast for consolidated financial results for the fiscal year ending March 31, 2021, as above.

Although the duration of the spread of COVID-19, market trends, and economic trends remain uncertain, the Company estimates the forecast for consolidated financial results for the fiscal year ending March 31, 2021, based on assumptions where the sales units of its products including motorcycles and automobiles gradually recovers toward the fiscal year end.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*

These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	For more details, please refer to the Company’s investor relations website

(URL https://world.honda.com/investors/).

[Translation]

August 5, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Dividend Forecast for the Fiscal Year Ending March 31, 2021

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 5, 2020, resolved to make a distribution of surplus (quarterly dividends), the record date of which is June 30, 2020, and the amount of the projected dividend per share of common stock for the year ending March 31, 2021 as follows:

Particulars

1. Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast	Dividends Paid for the First Quarter in Fiscal 2020
Record Date	June 30, 2020	June 30, 2020	June 30, 2019
Dividends per Share of Common Stock (yen)	11	—	28
Total Amount of Dividends (million yen)	18,999	—	49,287
Effective Date	September 4, 2020	—	August 30, 2019
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Details of the Dividend Payments

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Latest Dividend Forecast	—	—	—	—	—
Projected Dividends	—	11	11	11	44
Dividends Paid in Fiscal 2021	11	—	—	—	—
Dividends Paid in Fiscal 2020	28	28	28	28	112

3. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a first quarter dividend payment of ¥11 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2021. The Company also announced the amount of the projected dividend per share of common stock for the year ending March 31, 2021 that was not announced in the press release for the Fiscal 2020 consolidated financial results.